Via Facsimile and U.S. Mail
Mail Stop 4720

October 26, 2009

Mr. Stanley Zax
Chairman of the Board and President
Zenith National Insurance Corp.
21255 Califa Street
Woodland Hills, CA 91367-5021

Re: Zenith National Insurance Corp.
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Quarterly Period Ended June 30, 2009
File No. 001-09627

Dear Mr. Zax:

We have completed our review of the above filings and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief